UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1. Summary of the 2022 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2022 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Quarter of 2022 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of 2022 First Quarter Business Report

On May 16, 2022, KB Financial Group Inc. (“KB Financial Group” or the “Group”) filed its business report for the first quarter of 2022 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

1.3.	Overview of the Business Group

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of March 31, 2022)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)

Note: (1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of March 31, 2022)				(Unit: shares)
	Type
	Common Shares	Preferred Shares	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	5,759,043	—	5,759,043	—
1. Capital Reduction	—	—	—	—
2. Cancellation	5,759,043	—	5,759,043	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of December 31, 2021 (C=A-B)	412,352,494	—	412,352,494	—
Treasury Shares (D)	22,718,159	—	22,718,159	—
Shares Outstanding (C-D)	389,634,335	—	389,634,335	—

Notes: (1)

The treasury shares above include five million treasury shares that are expected to be exchanged for the exchangeable bonds issued by the Company on June 30, 2020. Such treasury shares are currently deposited with Korea Securities Depositary and will be disposed upon the exercise of the exchange option of the exchangeable bonds. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2020.

1.4.2. Voting Rights

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

1.5.	Dividends

KB Financial Group maintains a progressive dividend policy and aims to increase its payout ratio to 30% in the mid- to long-term. With regard to the acquisition and cancellation of treasury shares, KB Financial Group plans to consider using treasury shares in its capital policy to improve shareholder return once market uncertainties, including those related to COVID-19, have been alleviated.

Although KB Financial Group has continued to increase its payout ratio, for example, from 24.8% in 2018 to 26% in 2019, it has decided on a payout ratio of 20% in 2020 based on the Financial Services Commission’s recommendation to temporarily limit the payout ratio to 20% in consideration of uncertainties related to the COVID-19 pandemic.

Following the termination of the Financial Services Commission’s recommendation as described above on June 25, 2021, KB Financial Group, for the first time in its history, announced a quarterly dividend of Won 750 per share as of June 30, 2021. KB Financial Group increased its payout ratio from 20% in 2020 to 26% in 2021, which was the same level of payout ratio as 2019. It will continue to strive to improve its shareholder value by pursuing various shareholder return policies, including a progressive dividend policy, regularization of quarterly dividends, and the acquisition and/or cancellation of its treasury shares.

(Unit: in millions of Won, except per share amounts and percentages)

Items		January 1, 2022 to March 31, 2022(1)	January 1, 2021 to December 31, 2021(2)	January 1, 2020 to December 31, 2020(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		1,453,126	4,409,543	3,455,151
(Consolidated) Earnings per share (Won)		3,672	11,134	8,809
Total cash dividends		194,817	1,145,525	689,653
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		13.4	26.0	20.0
Cash dividend yield (%)	Common Shares	0.8	5.2	3.9
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	500	2,940	1,770
	—	—	—
Stock dividend per share	Common Shares	—	—
	—	—	—

Notes:	(1)	Includes a quarterly dividend amount of Won 194,817 million (Won 500 per common share) for the first quarter of Fiscal Year 2022.

(2)	Includes a quarterly dividend amount of Won 292,226 million (Won 750 per common share) for the first half of Fiscal Year 2021.

(3)

Consolidated Net Income for Fiscal Year 2020 has been restated retrospectively as Won 3,468,448 million (consolidated earnings per share of Won 8,843, consolidated cash dividend payout ratio of 19.9%) to reflect the accounting policy changes in connection with the IFRIC decision regarding K-IFRS No. 1019.

1.6.	Amendments to the Articles of Incorporation

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the three months ended March 31, 2022	For the three months ended March 31, 2021	For the year ended December 31, 2021	For the year ended December 31, 2020
Net interest income	3,061,090	2,642,300	11,229,572	9,722,274
Interest income	4,309,711	3,624,937	15,210,878	14,485,747
Interest expense	(1,248,621)	(982,637)	(3,981,306)	(4,763,473)
Net fee and commission income	914,997	967,179	3,625,583	2,958,939
Fee and commission income	1,337,135	1,359,038	5,323,606	4,527,024
Fee and commission expense	(422,138)	(391,859)	(1,698,023)	(1,568,085)
Net insurance income	126,098	174,214	556,711	299,993
Insurance income	4,199,946	4,255,602	16,107,858	14,386,640
Insurance expense	(4,073,848)	(4,081,388)	(15,551,147)	(14,086,647)
Net gains on financial assets/liabilities at fair value through profit or loss	86,286	224,960	995,304	1,011,366
Net other operating expenses	(464,758)	(365,365)	(1,923,567)	(1,499,930)
General and administrative expenses	(1,691,786)	(1,723,275)	(7,200,853)	(6,814,812)
Operating profit before provision for credit losses	2,031,927	1,920,013	7,282,750	5,677,830
Provision for credit losses	(130,105)	(173,395)	(1,185,133)	(1,043,498)
Net operating profit	1,901,822	1,746,618	6,097,617	4,634,332

Notes:	(1)	Based on K-IFRS (on a consolidated basis).

(2)

Figures for the three months ended March 31, 2021 have been restated retrospectively to reflect the accounting policy changes in connection with the IFRIC decision regarding K-IFRS No. 1019, and the related information is included in KB Financial Group’s consolidated financial statements attached as Exhibit 99.1 hereto.

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2022			For the year ended December 31, 2021			For the year ended December 31, 2020
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	329,452,261	0.89	49.34	309,428,469	0.74	49.09	286,168,968	1.07	50.88
	Certificate of deposit	4,431,668	1.47	0.66	3,618,303	0.87	0.57	3,635,870	1.37	0.65
	Borrowings	27,794,630	1.31	4.16	24,900,706	0.96	3.95	17,330,480	1.20	3.08
	Call money	1,047,682	1.18	0.16	1,324,902	0.65	0.21	1,617,841	0.65	0.29
	Debentures	57,941,005	2.00	8.68	57,214,310	1.82	9.08	52,843,837	2.02	9.39
	Others	18,853,188	1.51	2.82	20,305,205	0.84	3.22	19,792,619	1.01	3.52

Subtotal		439,520,434	1.10	65.82	416,791,895	0.91	66.12	381,389,615	1.21	67.81

Foreign Currency	Deposits	30,053,264	1.53	4.50	26,607,162	1.70	4.22	20,488,109	1.46	3.64
	Borrowings	16,945,092	1.06	2.54	12,976,574	1.16	2.06	12,071,802	1.81	2.15
	Call money	1,271,298	1.05	0.19	995,957	0.75	0.16	976,153	0.97	0.17
	Debentures	10,346,339	1.55	1.55	8,544,738	1.49	1.36	6,535,922	1.84	1.16
	Others	1,999,568	0.60	0.30	2,029,862	0.82	0.32	1,126,379	1.12	0.20

Subtotal		60,615,561	1.36	9.08	51,154,293	1.47	8.12	41,198,365	1.60	7.32

Others	Total shareholders’ equity	48,783,502	—	7.31	46,705,724	—	7.41	41,495,072	—	7.38
	Allowances	1,044,936	—	0.16	1,040,835	—	0.17	912,721	—	0.16
	Others	117,762,511	—	17.63	114,646,087	—	18.18	97,476,975	—	17.33

Subtotal		167,590,949	—	25.10	162,392,646	—	25.76	139,884,768	—	24.87

Total		667,726,944	—	100.00	630,338,834	—	100.00	562,472,748	—	100.00

Note:	Based on K-IFRS (on a consolidated basis).

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the three months ended March 31, 2022			For the year ended December 31, 2021			For the year ended December 31, 2020
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	14,668,832	0.38	2.20	15,212,672	0.30	2.41	7,400,343	0.67	1.32
	Securities	154,737,563	0.64	23.17	147,320,309	1.31	23.37	125,573,646	1.97	22.33
	Loans	358,830,025	3.08	53.74	340,131,319	2.80	53.96	315,871,106	2.98	56.16
	Guarantee payments under payment guarantee	3,752	0.53	—	5,053	1.31	—	13,421	0.73	—
	Call loan	883,016	1.31	0.13	695,721	0.67	0.11	885,951	0.73	0.16
	Private placement corporate bonds	729,512	3.22	0.11	882,497	3.02	0.14	1,264,212	3.98	0.22
	Credit cards	20,946,145	7.08	3.14	19,862,308	7.09	3.15	18,560,207	7.57	3.30
	Others	4,655,193	7.90	0.70	4,193,384	6.53	0.67	4,614,823	5.04	0.82
	Allowance	(2,668,288)	—	(0.40)	(2,480,441)	—	(0.39)	(2,416,823)	—	(0.43)

Subtotal		552,785,750	2.53	82.79	525,822,822	2.51	83.42	471,766,886	2.89	83.88

Foreign Currency	Due from banks	8,780,556	0.30	1.31	6,868,969	0.38	1.09	6,989,553	0.64	1.24
	Securities	18,005,850	1.67	2.70	16,052,962	3.90	2.55	15,131,521	3.87	2.69
	Loans	31,214,315	4.90	4.67	26,409,776	5.05	4.19	19,818,889	4.30	3.52
	Call loan	4,813,305	0.40	0.72	3,275,072	0.45	0.52	3,149,433	0.82	0.56
	Bills bought	2,290,026	0.96	0.34	1,940,984	0.73	0.31	1,573,725	1.48	0.28
	Allowance	(1,102,295)	—	(0.17)	(978,088)	—	(0.16)	(404,041)	—	(0.07)
	Others	2,074,123	—	0.33	2,229,707	—	0.35	1,294,119	—	0.22

Subtotal		66,075,880	2.89	9.90	55,799,382	3.63	8.85	47,553,199	3.24	8.44

Others	Cash	1,930,955	—	0.29	1,917,967	—	0.30	1,889,892	—	0.34
	Fixed assets held for business	8,071,048	—	1.21	8,130,268	—	1.29	8,048,120	—	1.43
	Others	38,863,311	—	5.81	38,668,395	—	6.14	33,214,651	—	5.91

Subtotal		48,865,314	—	7.31	48,716,630	—	7.73	43,152,663	—	7.68

Total		667,726,944	—	100.00	630,338,834	—	100.00	562,472,748	—	100.00

Note:     Based on K-IFRS (on a consolidated basis).

2.3. Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group(1)		(Unit: in billions of Won, except percentages)
	As of March 31, 2022(3)	As of December 31, 2021	As of December 31, 2020(2)
Total capital (A)	47,265	45,883	40,080
Risk-weighted assets (B)	297,233	290,914	262,349
BIS ratio (A/B)	15.90%	15.77%	15.28%

Notes:	(1) Calculated in accordance with Basel III.
(2) Calculated in accordance with the early adoption of the Basel III Credit Risk Framework in 2020.
(3) The figures as of March 31, 2022 are preliminary

Kookmin Bank(1)		(Unit: in billions of Won, except percentages)
	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020(2)
Total capital (A)	36,042	35,572	32,555
Risk-weighted assets (B)	203,602	203,569	183,148
BIS ratio (A/B)	17.70%	17.47%	17.78%

Notes:	(1) Calculated in accordance with Basel III.
(2) Calculated in accordance with the early adoption of the Basel III Credit Risk Framework in 2020.

KB Securities Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
Net operating capital (A)	4,217	3,982	3,656
Total amount at risk (B)	2,404	2,072	1,678
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,350.8%	1,422.3%	1,474.1%
Capital surplus (A-B)	1,813	1,909	1,979

KB Insurance Co., Ltd.		(Unit: in billions of Won, except percentages)
	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
Available capital (A)	3,999	4,349	3,812
Required capital (B)	2,464	2,424	2,181
RBC ratio (A/B)	162.3%	179.4%	174.8%

Note:	The RBC ratio figure as of March 31, 2022 is preliminary.

2.3.2. Overseas Credit Ratings

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

2.3.3. Domestic Credit Ratings

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 30, 2021	800
	January 21, 2022	674

2.3.5. The Ongoing COVID-19 Pandemic and Other Factors Affecting the Group’s Financial Condition and Results of Operations

The ongoing COVID-19 pandemic has resulted in significant global and domestic economic and financial disruptions in recent years. Although there have been some signs of recovery, the economic outlook for Korea and its financial services sector in the remainder of 2022 and for the foreseeable future continues to remain highly uncertain as a result of, among others, (i) uncertainty regarding the scope and duration of the COVID-19 outbreak and its lasting social, political and economic effects, and the fiscal and monetary policies being implemented by the Korean government and regulatory authorities to alleviate such effects, (ii) adverse conditions in the Korean and global economies and financial markets due to the COVID-19 pandemic as well as the ongoing military conflict involving Russia and Ukraine, and (iii) factors such as fluctuations in oil and commodity prices and interest and exchange rates, rising inflationary pressures leading to increases in the costs of goods and services, disruptions in the global supply chain for raw materials and natural resources, higher unemployment, lower consumer confidence and stock market volatility.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
Cash and due from financial institutions	28,984,257	31,009,374	25,608,842
Financial assets at fair value through profit or loss	68,100,541	66,005,815	61,035,455
Derivative financial assets	4,987,905	3,721,370	5,545,385
Loans measured at amortized cost	425,398,025	417,900,273	377,166,984
Financial investments	106,445,794	104,847,871	98,695,426
Investments in associates and joint ventures	475,349	448,718	771,435
Property and equipment	5,234,562	5,239,898	5,433,554
Investment property	2,517,631	2,514,944	2,533,539
Intangible assets	3,228,855	3,266,357	3,351,133
Net defined benefit assets	90,996	100,083	50,597
Current income tax assets	183,279	98,798	109,772
Deferred income tax assets	165,444	159,093	65,058
Assets held for sale	210,158	237,318	197,727
Assets of a disposal group held for sale	—	171,749	—
Other assets	33,988,166	28,174,173	30,155,037

Total assets	680,010,962	663,895,834	610,719,944

Financial liabilities at fair value through profit or loss	13,125,733	12,088,980	11,810,058
Derivative financial liabilities	5,315,343	3,682,258	5,222,897
Deposits	374,429,525	372,023,918	338,580,220
Borrowings	60,336,137	56,912,374	49,827,156
Debentures	68,840,552	67,430,188	62,760,687
Provisions	812,365	808,604	714,903
Net defined benefit liabilities	266,500	225,521	239,567
Current income tax liabilities	1,013,821	662,672	764,981
Deferred income tax liabilities	939,874	1,470,981	1,177,799
Insurance contract liabilities	57,594,120	57,165,936	54,415,296
Other liabilities	49,197,635	43,130,482	41,804,023

Total liabilities	631,871,645	615,601,914	567,317,587

	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
Equity attributable to shareholders of the parent company	47,258,695	47,460,582	42,544,574
Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	3,436,817	2,838,221	1,695,988
Capital surplus	16,940,231	16,940,231	16,723,589
Accumulated other comprehensive income	(322,591)	1,047,274	630,011
Accumulated other comprehensive income relating to assets of a disposal group held for sale	—	7,671	—
Retained earnings	26,099,868	25,672,815	22,540,616
Treasury shares	(986,188)	(1,136,188)	(1,136,188)
Non-controlling interests	880,622	833,338	857,783

Total equity	48,139,317	48,293,920	43,402,357

Total liabilities and equity	680,010,962	663,895,834	610,719,944

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the three months ended March 31, 2022	For the three months ended March 31, 2021	For the year ended December 31, 2021	For the year ended December 31, 2020
Net interest income	3,061,090	2,642,300	11,229,572	9,722,274
Interest income	4,309,711	3,624,937	15,210,878	14,485,747
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	4,132,824	3,481,238	14,620,490	13,826,382
Interest income from financial instruments at fair value through profit or loss	176,887	143,699	590,388	659,365
Interest expense	(1,248,621)	(982,637)	(3,981,306)	(4,763,473)
Net fee and commission income	914,997	967,179	3,625,583	2,958,939
Fee and commission income	1,337,135	1,359,038	5,323,606	4,527,024
Fee and commission expense	(422,138)	(391,859)	(1,698,023)	(1,568,085)
Net insurance income	126,098	174,214	556,711	299,993
Insurance income	4,199,946	4,255,602	16,107,858	14,386,640
Insurance expense	(4,073,848)	(4,081,388)	(15,551,147)	(14,086,647)
Net gains on financial assets/liabilities at fair value through profit or loss	86,286	224,960	995,304	1,011,366
Net gains (losses) on financial instruments at fair value through profit or loss before applying overlay approach	(76,997)	213,714	1,160,981	1,221,610
Gains (losses) on overlay adjustments	163,283	11,246	(165,677)	(210,244)
Net other operating expenses	(464,758)	(365,365)	(1,923,567)	(1,499,930)
General and administrative expenses	(1,691,786)	(1,723,275)	(7,200,853)	(6,814,812)
Operating profit before provision for credit losses	2,031,927	1,920,013	7,282,750	5,677,830
Provision for credit losses	(130,105)	(173,395)	(1,185,133)	(1,043,498)
Net operating income	1,901,822	1,746,618	6,097,617	4,634,332
Net non-operating income (expenses)	7,565	39,604	(16,011)	145,640
Share of profit (loss) of associates and joint ventures	8,350	59,710	93,526	(43,750)
Net other non-operating income (expenses)	(785)	(20,106)	(109,537)	189,390
Profit before income tax	1,909,387	1,786,222	6,081,606	4,779,972
Income tax expense	(445,285)	(501,213)	(1,697,225)	(1,264,394)
Profit for the year	1,464,102	1,285,009	4,384,381	3,515,578
Other comprehensive income (loss) for the year, net of tax	(1,369,443)	(488,763)	222,758	472,270
Items that will not be reclassified to profit or loss:	(229,146)	45,527	871,654	817,524

	For the three months ended March 31, 2022	For the three months ended March 31, 2021	For the year ended December 31, 2021	For the year ended December 31, 2020
Remeasurements of net defined benefit liabilities	(10,685)	(4,029)	(45,510)	(13,434)
Share of other comprehensive income (loss) of associates and joint ventures	—	(2)	51	(1)
Gains (losses) on equity securities at fair value through other comprehensive income	(217,647)	46,272	903,398	822,140
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	(814)	3,286	13,715	8,819
Items that may be reclassified subsequently to profit or loss:	(1,140,297)	(534,290)	(648,896)	(345,254)
Currency translation differences	84,069	101,160	255,907	(187,283)
Gains (losses) on debt securities at fair value through other comprehensive income	(1,040,738)	(583,821)	(924,698)	(356,572)
Share of other comprehensive income (loss) of associates and joint ventures	77	3	498	(6,846)
Gains (losses) on cash flow hedging instruments	31,246	8,439	20,864	(1,264)
Gains (losses) on hedging instruments of net investments in foreign operations	(24,166)	(32,871)	(57,935)	64,269
Other comprehensive losses arising from separate account	(72,452)	(19,142)	(63,814)	(9,683)
Gains (losses) on overlay adjustment	(118,333)	(8,058)	120,282	152,125
Total comprehensive income for the year	94,659	796,246	4,607,139	3,987,848
Profit (losses) attributable to:	1,464,102	1,285,009	4,384,381	3,515,578
Shareholders of the parent company	1,453,140	1,269,864	4,409,543	3,468,448
Non-controlling interests	10,962	15,145	(25,162)	47,130
Total comprehensive income (expenses) for the year attributable to:	94,659	796,246	4,607,139	3,987,848
Shareholders of the parent company	75,349	770,860	4,610,549	3,966,361
Non-controlling interests	19,310	25,386	(3,410)	21,487
Earnings per share
Basic earnings per share (Won)	3,672	3,224	11,134	8,843
Diluted earnings per share (Won)	3,591	3,161	10,890	8,730

Note:

Figures for the three months ended March 31, 2021 have been restated retrospectively to reflect the accounting policy changes in connection with the IFRIC decision regarding K-IFRS No. 1019, and the related information is included in KB Financial Group’s consolidated financial statements attached as Exhibit 99.1 hereto.

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
Cash and due from financial institutions	2,251,021	608,076	23,084
Financial assets at fair value through profit or loss	734,736	440,760	474,262
Loans measured at amortized cost	249,128	249,128	179,542
Investments in subsidiaries	26,741,438	26,741,438	26,519,880
Property and equipment	5,395	4,444	7,730
Intangible assets	16,118	16,673	13,267
Net defined benefit assets	—	221	—
Deferred income tax assets	6,954	5,583	3,189
Other assets	1,193,465	805,056	887,537

Total assets	31,198,255	28,871,379	28,108,491

Borrowings	—	—	100,000
Debentures	5,294,132	5,552,791	6,128,043
Net defined benefit liabilities	289	—	59
Current income tax liabilities	936,268	570,519	716,473
Other liabilities	1,108,150	235,095	178,296

Total liabilities	7,338,839	6,358,405	7,122,871

Share capital	2,090,558	2,090,558	2,090,558
Hybrid securities	3,436,562	2,837,981	1,695,778
Capital surplus	14,754,747	14,754,747	14,754,747
Accumulated other comprehensive loss	(8,442)	(8,330)	(8,032)
Retained earnings	4,572,179	3,974,206	3,588,757
Treasury Shares	(986,188)	(1,136,188)	(1,136,188)

Total equity	23,859,416	22,512,974	20,985,620

Total liabilities and equity	31,198,255	28,871,379	28,108,491

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the three months ended March 31, 2022	For the three months ended March 31, 2021	For the year ended December 31, 2021	For the year ended December 31, 2020
Net interest income	(24,742)	(31,089)	(111,077)	(124,393)
Interest income	3,116	1,425	9,392	8,044
Interest income from financial instruments at amortized cost	2,455	1,205	6,548	3,788
Interest income from financial instruments at fair value through profit or loss	661	220	2,844	4,256
Interest expense	(27,858)	(32,514)	(120,469)	(132,437)
Net fee and commission income	(767)	(1,767)	(8,157)	(8,338)
Fee and commission income	803	231	975	841
Fee and commission expense	(1,570)	(1,998)	(9,132)	(9,179)
Net gains (losses) on financial assets at fair value through profit or loss	(425)	5,416	20,250	12,663
Net other operating income	1,671,224	1,447,949	1,620,238	1,571,239
General and administrative expenses	(22,721)	(23,533)	(85,417)	(71,854)
Operating profit before provision for credit losses	1,622,569	1,396,976	1,435,837	1,379,317
Provision for credit losses	3	(2)	(417)	(465)
Operating profit	1,622,572	1,396,974	1,435,420	1,378,852
Net non-operating income(loss)	(96)	(298)	1,165	514
Profit before income tax	1,622,476	1,396,676	1,436,585	1,379,366
Income tax income(expense)	1,329	(244)	2,281	49
Profit for the year	1,623,805	1,396,432	1,438,866	1,379,415
Other comprehensive loss for the year, net of tax	(112)	(28)	(298)	(368)
Items that will not be reclassified to profit or loss:	(112)	(28)	(298)	(368)
Remeasurements of net defined benefit liabilities	(112)	(28)	(298)	(368)

Total comprehensive income for the year	1,623,693	1,396,404	1,438,568	1,379,047

Earnings per share
Basic earnings per share (Won)	4,110	3,549	3,509	3,482
Diluted earnings per share (Won)	4,019	3,479	3,436	3,438

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, except percentages)
	As of March 31, 2022	As of December 31, 2021	As of December 31, 2020
Current assets in Won (A)	2,840,618	713,908	112,754
Current liabilities in Won (B)	1,390,289	317,184	92,328
Liquidity ratio (A/B)	204.32%	225.08%	122.12%

Notes: (1)	Based on K-IFRS (on a separate basis).

(2)	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
	For the three months ended March 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Net income as a percentage of average total assets (ROA)	0.88	0.69	0.61
Net income as a percentage of average shareholders’ equity (ROE)	12.44	9.80	8.64

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of March 31, 2022)

(Unit: in billions of Won)
Company	Credit Extended
Samsung Electronics Co., Ltd.	1,303
STRADA HOLDCO L.P.	1,121
KB Kookmin Card Co., Ltd.	1,112
Samsung Heavy Industries Co., Ltd.	1,100
Hyundai Steel Co., Ltd.	995
Hyundai Motor Company	985
E-MART Inc.	883
Kia Corporation	873
Hyundai Heavy Industries Co., Ltd.	863
GS Caltex Corporation	833
Samsung SDI Co., Ltd.	745
SK Inc	739
LG Display Co., Ltd.	701
S-Oil Corp.	639
LS-Nikko Copper Inc.	636
LG CHEM, LTD.	621
PT Bank Bukopin Tbk	605
CJ Cheiljedang Corp.	604
POSCO	574
LG Electronics Inc.	542

Total	16,474

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of March 31, 2022)

(Unit: in billions of Won)
Group	Credit Extended
Hyundai Motor	4,732
Samsung	4,706
SK	4,226
LG	2,671
Lotte	2,449
Hyundai Heavy Industries	2,411
Hanwha	1,845
POSCO	1,527
GS	1,479
LS	1,473

Total	27,519

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of March 31, 2022)

(Unit: in billions of Won, except percentages)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	52,327	28.7%
Construction	3,427	1.9%
Real estate	41,978	23.0%
Retail and wholesale	27,768	15.2%
Hotel, lodging and food services	10,006	5.5%
Financial institutions	4,309	2.4%
Others	42,319	23.3%

Total	182,134	100.0%

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of March 31, 2022)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	41.6	40.7
Borrower B	Health and social services	18.7	1.9
Borrower C	Retail and wholesale	18.5	16.0
Borrower D	Publishing, film, broadcasting and information services	17.5	13.6
Borrower E	Manufacturing	14.4	6.0
Borrower F	Manufacturing	8.6	3.1
Borrower G	Manufacturing	7.0	2.4
Borrower H	Manufacturing	6.8	3.9
Borrower I	Manufacturing	6.3	5.7
Borrower J	Manufacturing	5.8	1.3
Borrower K	Manufacturing	5.4	2.0
Borrower L	Manufacturing	5.2	1.7
Borrower M	Manufacturing	4.9	1.6
Borrower N	Manufacturing	4.9	0.5
Borrower O	Manufacturing	4.6	3.6
Borrower P	Manufacturing	4.5	3.4
Borrower Q	Retail and wholesale	4.0	2.2
Borrower R	Manufacturing	3.8	1.2
Borrower S	Manufacturing	3.7	3.6
Borrower T	Retail and wholesale	3.6	0.2

Total	—	189.8	114.6

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to March 31, 2022	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,291	11,364	437	1,579
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,261	11,364	1,261	11,451
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,246	11,570	1,246	12,624
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	Expansion of the scope of audit in connection with the acquisition of Prudential Life Insurance	481	4,829	481	4,846

Notes:	(1)	Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
	(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.
	(3)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to March 31, 2022	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2022 to April 30, 2023	697
January 1 to December 31, 2021	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2021 to April 30, 2022	681
January 1 to December 31, 2020	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2020 to April 30, 2021	662

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission of the Financial Services Commission designated KPMG Samjong Accounting Corp. as the new external auditor for the Company for the fiscal years ending December 31, 2020, 2021 and 2022. As such, the external auditor for the Company and its subsidiaries for the fiscal year ended December 31, 2021 continued to be KPMG Samjong Accounting Corp. Prudential Life Insurance, which kept Samil PricewaterhouseCoopers as its external auditor for the fiscal year ended December 31, 2020, has changed its external auditor for the fiscal year ended December 31, 2021 to KPMG Samjong Accounting Corp.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

5.2.	Audit Committee

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

5.3.	Compensation to Directors

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

5.4.	Top 5 Highest-Paid Individuals

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

5.5.	Affiliated Companies

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2022, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of March 31, 2022 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2023

6.2.	Non-standing Directors

As of March 31, 2022, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of March 31, 2022 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Jae Keun Lee	May 1966	Non-standing Director	119	March 24, 2024

Note: (1)	The date designated as Mr. Jae Keun Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2023, which is expected be held in March 2024.

6.3.	Non-executive Directors

As of March 31, 2022, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of March 31, 2022 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ho Sonu	September 1951	Non-executive Director	1,300	March 24, 2023
Myung Hee Choi	February 1952	Non-executive Director	—	March 24, 2023
Kouwhan Jeong	September 1953	Non-executive Director	—	March 24, 2023
Kyung Ho Kim	December 1954	Non-executive Director	—	March 24, 2023
Seon-joo Kwon	November 1956	Non-executive Director	—	March 24, 2023
Gyutaeg Oh	February 1959	Non-executive Director	—	March 24, 2023
Jaehong Choi	August 1962	Non-executive Director	—	March 24, 2024

As of March 31, 2022, the following non-executive director also served as a director at another company.

Name	Company	Position	Appointment Date
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	Co-president Attorney at Law	May 2016

6.4.	Senior Management

Members of our senior management as of March 31, 2022 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Yin Hur	December 1961	Vice Chairman and Head of Retail Customer / Wealth Management & Pension Business / Small & Medium Enterprise Business Units	13,506	December 31, 2022
Dong Cheol Lee	October 1961	Vice Chairman and Head of Global / Insurance Business Units	3,325	December 31, 2022
Jong Hee Yang	June 1961	Vice Chairman and Head of Digital / IT Business Units	914	December 31, 2022
Woo Yeul Lee	November 1964	Senior Executive Vice President and Chief Strategy Officer	1,551	December 31, 2022
Pil Kyu Im	March 1964	Senior Executive Vice President and Chief Risk Management Officer	1,005	December 31, 2022
Dong Whan Han	January 1965	Senior Executive Vice President and Head of KB Research	1,100	December 31, 2022
Scott S.Y. Seo	March 1966	Senior Managing Director and Chief Finance Officer	—	December 31, 2022
Yeo Woon Yoon	April 1967	Senior Managing Director and Chief Human Resources Officer	520	December 31, 2022
Jin Gyu Maeng	January 1966	Senior Managing Director and Head of Audit	951	December 31, 2022
Hye Sook Moon	September 1971	Managing Director and Head of ESG Division	652	December 31, 2023
Bong Joong Kwon	November 1969	Managing Director and Head of IR	286	December 31, 2022
Byung Joo Oh	January 1973	Managing Director, Insurance Business Unit	711	December 31, 2022
Hye Ja Suh	September 1966	Managing Director and Chief Compliance Officer	1,254	December 31, 2022
Jeong Rim Park	November 1963	Head of the Capital Market Business Unit	3,150	December 31, 2022
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	15,468	December 31, 2022
Jin Young Kim	August 1969	Chief Public Relation Officer	765	December 31, 2022
Chai Hyun Sung	September 1965	Senior Executive Vice President, Retail Customer Business Unit	7,799	December 31, 2022
Jae Young Choi	June 1967	Senior Managing Director, Wealth Management and Pension Business Unit	854	December 31, 2022
Mun Cheol Jeong	August 1968	Senior Managing Director, Small and Medium Enterprise Business Unit	2,349	December 31, 2022
Nam Hoon Cho	June 1968	Senior Managing Director and Chief Global Strategy Officer	1,000	December 31, 2022
Young Suh Cho	February 1971	Chief Digital Platform Officer	—	December 31, 2022
Jin Soo Yoon	February 1964	Chief Information Technology Officer	133	December 31, 2022
Sungpyo Jeon	August 1966	Chief Contact Center Officer	880	December 31, 2022
Jeong Ha	January 1967	Senior Executive Vice President, Capital Market Business Unit	—	December 31, 2022
Sang-Hyeon Woo	February 1964	Senior Executive Vice President, Corporate and Investment Banking Business Unit	348	December 31, 2022
Dong Sook Jeon	September 1968	Head of Pension Division	1,724	December 31, 2022
Nam Che Kang	August 1967	Head of Global Division	226	December 31, 2022
Chang Hwa Yook	December 1967	Head of Data Division	465	December 31, 2022
Chan Yong Park	September 1965	Head of Office of Planning and Coordination	884	December 31, 2022
Yoo Shim Hur	April 1973	Head of Digital Contents Center	—	December 31, 2022
Joo Hyun Kim	November 1970	Head of Group Cloud Center	—	December 31, 2022

Note:

(1)   The number of common shares owned is as of March 31, 2022 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of March 17, 2022, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Jae Keun Lee	Kookmin Bank	Chief Executive Officer	January 2022
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Hye Sook Moon	Kookmin Bank	Head of ESG Division	January 2022
Jin Young Kim	Kookmin Bank	Managing Director; Brand Strategy Group	January 2022
Chai Hyun Sung	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2020
Jae Young Choi	Kookmin Bank	Senior Managing Director; Wealth Management Group	January 2022
	KB Securities	Senior Executive Vice President; Wealth Management Division	January 2022
	KB Insurance	Senior Managing Director; WM/Pension Division	January 2022
Mun Cheol Jeong	Kookmin Bank	Senior Managing Director; SME and SOHO Customer Group	January 2022
Nam Hoon Cho	Kookmin Bank	Senior Managing Director; Global Business Group	January 2021
Young Suh Cho	Kookmin Bank	Senior Managing Director; DT Strategy Division	January 2022
Jin Soo Yoon	Kookmin Bank	Senior Executive Vice President; Tech Group	January 2021
Sungpyo Jeon	Kookmin Bank	Senior Managing Director; Smart Customer Group	January 2022
Jeong Ha	Kookmin Bank	Senior Executive Vice President; Capital Markets Group	January 2021
Sang-Hyeon Woo	Kookmin Bank	Senior Executive Vice President; Corporate Investment Banking Customer Group	January 2021
	KB Securities	Senior Executive Vice President; Investment Banking Division	January 2020
Dong Sook Jeon	Kookmin Bank	Head of Pension Business Division	January 2022
Nam Che Kang	Kookmin Bank	Head of Global Growth Supporting Division	January 2022
Chang Hwa Yook	Kookmin Bank	Head of Data Division	January 2022
Chan Yong Park	Kookmin Bank	Senior Managing Director; Planning & Coordination Department	January 2022
Yoo Shim Hur	Kookmin Bank	Managing Director; Digital Contents Center	January 2022
Joo Hyun Kim	Kookmin Bank	Head of Cloud Platform Department	February 2022
Woo Yeul Lee	KB Securities	Non-standing Director	February 2022
	Prudential Life	Non-standing Director	February 2022
Scott S.Y. Seo	KB Insurance	Non-standing Director	February 2022
	KB Kookmin Card	Non-standing Director	March 2022

6.5.	Employees

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares based on our shareholder registry as of March 31, 2022, unless specified otherwise.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	36,008,504	8.73
JP Morgan Chase Bank, N.A.(2)	24,299,320	5.89
BlackRock Fund Advisors(3)	25,050,939	6.02

Notes: (1)	Based on 412,352,494 shares of our common stock issued as of March 31, 2022.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.
(3)

The above number of shares and the percentage of total issued shares held by BlackRock Fund Advisors are as of February 26, 2021 and are based on disclosure made by BlackRock Fund Advisors in a statement of acquisition filing on March 10, 2021.

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2018	39,704,733		9.50
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73

Notes:	(1)	Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:

               Prior to December 12, 2019: 418,111,537

               From December 12, 2019 to February 14, 2022: 415,807,920

               After February 14, 2022: 412,352,494

(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.

7.3.	Employee Stock Ownership Association (As of March 31, 2022)

(As of March 31, 2022)	(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	52,188
Kookmin Bank	6,147,197
KB Securities Co., Ltd.	40,500
KB Insurance Co., Ltd.	446,698
KB Kookmin Card Co., Ltd.	343,803
Prudential Life Insurance	1,330
KB Asset Management Co., Ltd.	12,384
KB Capital Co., Ltd.	35,969
KB Life Insurance Co., Ltd.	22,430
KB Real Estate Trust Co., Ltd.	21,811
KB Savings Bank Co., Ltd.	8,192
KB Investment Co., Ltd.	1,024
KB Data Systems Co., Ltd.	21,014
KB Credit Information Co., Ltd.	12,589
Others(1)	8,981

Total	7,176,110

Note:	(1)	Shares of common stock attributable to an account owned by the employee stock ownership association of KB Financial Group.

7.4.	Investments in Affiliated Companies

[No longer required to be disclosed in quarterly reports pursuant to revised Korean regulations]

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Securities Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

7.5.2. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305%	March 29, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466%	June 28, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952%	November 28, 2046 (may be extended)	Working capital

Note: (1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3. Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.4. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.239%(2)	July 12, 2022
Notes: (1) Unsecured credit loans. (2) Changed from 2.141% to 2.239% upon extension of the loans on July 12, 2021.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.239%(2)	July 12, 2022
Notes: (1) Unsecured credit loans. (2) Changed from 2.141% to 2.239% upon extension of the loans on July 12, 2021.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.334%(2)	March 8, 2023
Notes: (1) Unsecured credit loans. (2) Changed from 2.245% to 2.334% upon extension of the loans on March 9, 2022.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.334%(2)	March 8, 2023

Notes: (1) Unsecured credit loans.

  (2) Changed from 2.245% to 2.334% upon extension of the loans on March 9, 2022.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.239%(2)	July 12, 2022

Notes:	(1) Unsecured credit loans.
(2) Changed from 2.141% to 2.239% upon extension of the loans on July 12, 2021.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.247%	December 19, 2022

Note: (1) Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: May 16, 2022	By: /s/ Scott Y. H. Seo

(Signature)

	Name:	Scott Y. H. Seo

	Title:	Senior Managing Director and Chief Finance Officer